UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Enclosure: A press release dated November 9, 2023 announcing the appointment of Erkan Durdu as Turkcell's Executive Vice President of Human Resources.

Istanbul, November 9, 2023

Announcement Regarding the Change in Management (Human Resources)

Erkan Durdu has been appointed as our Company’s Executive Vice President of Human Resources.

Erkan Durdu completed his undergraduate studies in the Radio and Television department of Istanbul University and received his master's degree in the Communication Sciences department at Marmara University. He began his career as a program producer at TRT Istanbul Radio, and worked as a reporter and editor at Kanal 7, Radikal, and Akşam newspapers. From 2003 to 2011, he served as a Minister Advisor at the Prime Ministry. Between 2011 and 2014, he held the position of Deputy Director General of Press, Publishing, and Information at the Prime Ministry. From 2014 to 2021, he served as Vice Chairman of the Board and Deputy General Manager at TRT. Between 2022-2023, he held the position of General Secretary at TÜBİTAK. In addition to these roles, he served in various important positions such as a member of the Audit Committee at the Development Bank, a member of the Board of Directors at Euronews, and a member of the Board of Directors at the Press Advertisement Agency. He provided leadership in areas such as Human Resources, Budget and Financial Operations, Broadcast Strategies, Change Management, Content Management, and Digital Business Services in the institutions where he worked.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 9, 2023	By:	/s/ Beren Erdem Hamaratgil
Name: Beren Erdem Hamaratgil Title: Investor Relations Associate Director

TURKCELL ILETISIM HIZMETLERI A.S.
Date: November 9, 2023	By:	/s/ Kamil Kalyon
Name: Kamil Kalyon Title: Chief Financial Officer